Exhibit 99.1

September 16, 2016

Esterline Technologies Corporation

500 108th Avenue N.E.

Bellevue, Washington 98004

Ladies and Gentlemen:

This letter sets forth the agreement (the “Agreement”) between Esterline Technologies Corporation (the “Company”), on the one hand, and the entities and natural persons set forth in the Exhibit A attached hereto (collectively “FPA”), on the other hand, with respect to the matters set forth below.

1. The Company and FPA acknowledge that the parties are in discussions regarding certain matters relating to FPA’s level of ownership of shares of the Company’s outstanding common stock (the “Common Stock”), and certain other governance matters (the “Discussions”). This Agreement confirms that FPA will not purchase or acquire, directly or indirectly, any additional shares of Common Stock until the earlier of (i) September 28, 2016; or (ii) seventy-two (72) hours after FPA provides notice that the Discussions have terminated (the “Standstill Period”). Any such written notice should be sent to marcia.mason@esterline.com with a copy to brian.mccarthy@skadden.com.

2. FPA acknowledges and agrees that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by it and that, in the event of any breach or threatened breach hereof, the Company shall be entitled to seek injunctive and other equitable relief, without proof of actual damages, that FPA shall not plead in defense thereto that there would be an adequate remedy at law, and that FPA agrees to waive any applicable right or requirement that a bond be posted by the Company. Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity.

3. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of the conflicts of laws thereof. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and irrevocably and unconditionally waive any objection to the laying of venue of any action, suit, or proceeding arising out of this letter agreement in the courts of the State of Delaware or the United States of America located in Delaware, and further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit, or proceeding brought in any such court has been brought in an inconvenient forum. This letter agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. This letter agreement shall inure to the benefit of the parties hereto and their respective successors and assigns.

4. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by telecopier or PDF electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

Very truly yours,

Esterline Technologies Corporation

By:	/s/ Curtis C. Reusser
Name:	Curtis C. Reusser
Title:	Chairman, President & CEO

Dated: September 16, 2016

Confirmed and Agreed to as of September 16, 2016

By:	/s/ Leora R. Weiner
Name:	Leora R. Weiner
Title:	Managing Director, General Counsel

EXHIBIT A

First Pacific Advisors, LLC

FPA Funds Trust

FPA Crescent Fund, a series of FPA Funds Trust

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

FPA Select Drawdown Fund, L.P.

FPA Select Fund, a series of FPA Hawkeye Fund, LLC

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC

FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC

FPA Hawkeye Fund, LLC

J. Richard Atwood

Steven T. Romick

Brian A. Selmo

Mark Landecker

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